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                               February 11, 2021

       Mohsin Meghji
       Chief Executive Officer
       M3 Acquisition II Corp.
       1700 Broadway     19th Floor
       New York, NY 10019

                                                        Re: M3 Acquisition II
Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted January
15, 2021
                                                            CIK No. 0001839175

       Dear Mr. Meghji:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted January 15, 2021

       Exclusive forum for certain lawsuits, page 134

   1. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the
exclusive forum for certain litigation, including any    derivative
                                                        action.    Please
disclose whether this provision applies to actions arising under the
                                                        Securities Act or
Exchange Act. In that regard, we note that Section 27 of the Exchange
                                                        Act creates exclusive
federal jurisdiction over all suits brought to enforce any duty or liability created by
the Exchange Act or the rules and regulations thereunder, and Section
                                                        22 of the Securities
Act creates concurrent jurisdiction for federal and state courts over all suits brought to
enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
If the provision applies to Securities Act claims, please also revise
 Mohsin Meghji
M3 Acquisition II Corp.
February 11, 2021
Page 2
      your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.
2. If the exclusive forum provision in the restated charter applies to claims under the federal securities laws, please provide corresponding disclosure in your Risk Factors section. If appropriate, describe the risks to investors associated with such provision (including increased costs to bring a claim and the limitation of investors' ability to bring a claim in a judicial forum that they find favorable), and address any uncertainty about the provision's enforceability.
       You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Craig
Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy S. Levenberg,
Special Counsel, at (202) 551-3707 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-
3642 with any other questions.



                                                              Sincerely,
FirstName LastNameMohsin Meghji
                                                              Division of
Corporation Finance
Comapany NameM3 Acquisition II Corp.
                                                              Office of Energy
& Transportation
February 11, 2021 Page 2
cc:       Christian Nagler, Esq.
FirstName LastName